

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 14, 2007

Via U.S. mail and facsimile

Mr. Luke C. Zouvas, Esq.
Applbaum & Zouvas LLP
925 Hotel Circle South
San Diego, CA 92108

> **Re: Baoshinn Corporation**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed February 2, 2007**
> **File No. 333-134991**

Dear Mr. Zouvas:

We have reviewed your amended filing and your response and have the following comments. Please note that all page numbers reference the marked version that you filed on EDGAR. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements to comply with Item 310(g) of Regulation S-B, if applicable.

Business Objective, page 25

2. We note the disclosure in the last sentence of the first paragraph that the working capital will raised "through this offering through investments from certain private investors who have already committed." This statement implies that this offering has already been fully subscribed. Please advise or revise. Please also explain in greater detail the nature of this commitment.

3. We note the disclosure in the second paragraph regarding the "commitments" of certain investors with respect to a post-registration offering. It appears that these commitments are merely verbal statements of interest and nothing more. As such, please delete all references here and, as appropriate, elsewhere in your prospectus regarding these "commitments."

4. We reissue comment 6 from our letter dated January 9, 2007. In this regard, please provide us with your integration analysis, including a discussion of the factors under Rule 502(a) of Regulation D.

Description of Services, page 25

5. We note your response to comment 7 from our letter dated January 9, 2007 and the new disclosure under the heading "Marketing Techniques" on page 29. The description of your services in these two sections does not appear to correspond. Please reconcile. In addition, we note the table regarding the source of revenues on page 29. Please revise to provide this information for the reconciled services disclosure.

Undertakings, page 61

6. We note that you have deleted the first undertaking. Please revise to include the undertaking required by Item 512(a)(4) of Regulation S-B.

Exhibit 23

7. Please provide a currently updated consent from your independent registered public accountant.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director